Exhibit 99.1

For Immediate Release

NORSAT SECURES $3.3M ORDER FOR GLOBETREKKER 2.0 PORTABLE
SATELLITE TERMINALS FROM US DEFENSE AGENCY

Vancouver, British Columbia – January 9, 2017 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced that it has received an approximate $3.3 million order for its GLOBETREKKER 2.0 portable satellite terminals from a U.S. Combat Support Agency supporting the U.S. Department of Defense and Intelligence Community.

The GLOBETrekker is an intelligent fly-away satellite terminal with unsurpassed reliability, advanced auto-acquire technology, and a flexible deployment platform. A simple one touch interface and the LinkControl™ software allow for automatic satellite acquisition so less experienced operators can easily use the system while multi-tasking on other field operations setup tasks. These military-grade, auto-acquire terminals will provide:

  Dual-band (X-band and KU-band) connectivity to ensure access worldwide depending on the satellite and bandwidth available in the area of deployment

  An integrated optic module to link the Outdoor Unit (ODU) to an Indoor Unit (IDU) modem over great distance without added weight

  The ability to quickly and easily change the RF equipment which makes the GLOBETrekker very adaptable to meet the changing requirements of the customer.

The customer, who has worked with Norsat previously, chose the GLOBETrekker 2.0 terminal due to the functionality of our built in spectrum analyzer, the ruggedness of the unit, the sunlight readable display and LinkControl profile which makes the system very easy to use.

“We are extremely pleased to receive another order for our GLOBETrekker 2.0 terminals for military applications. This is a testament to the quality of our products and that Norsat can deliver products and solutions that meet the stringent specifications outlined by these type of government organizations,” commented Dr. Amiee Chan, chief executive officer of Norsat.

The Company expects to commence shipments of the terminals during the 1st half of 2017.

For more information on Norsat GLOBETrekker terminal visit http://www.norsat.com/product/globetrekker/

About Norsat International Inc.
Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements
The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com